UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

People Support, Inc.

(Name of Issuer)

Common, 0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,317,476

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,317,476

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,476

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,509,418

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,509,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,509,418

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.40%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,806,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,806,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 7.66%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,806,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,806,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.66%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,273,876

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,273,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,273,876

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 22.35%

14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)          Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)          If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)          The 3rd row is for SEC internal use; please leave blank.

Item 1.                    Security and Issuer

This Statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.01 per share (“Common Stock”) of PeopleSupport, Inc., a Delaware corporation (the “Issuer”), acquired by private investment funds (collectively, the “Funds”) managed by Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC (collectively, “Galleon”). One of the funds, Galleon Technology Offshore, Ltd., a private investment fund that is managed by Galleon Management, L.P., is the holder of 6.40% of the outstanding Common Stock. Another of the funds, Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company, a private investment fund that is managed by Galleon Special Opportunities Management, LLC, is the holder of 7.66% of the outstanding Common Stock.

Item 2.                    Identity and Background

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

•                 Galleon Management, L.P., a Delaware limited partnership that is registered with the SEC as an investment adviser and provides investment management services to private investment funds, including certain of the funds;

•                 Galleon International Management, LLC, a Delaware limited liability company that provides investment management services to private funds, including certain of the funds;

•                 Galleon Special Opportunities Management, LLC, a Delaware limited liability company that provides investment management services to private funds, including certain of the funds;

•                 Galleon Technology Offshore, Ltd., an exempted company registered under the Bermuda Companies Act 1981, as amended; and

•                 Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company is an exempted Company incorporated and registered as a Segregated Portfolio Company under the laws of the Cayman Islands.

•                 Mr. Raj Rajaratnam, who is a U.S. Citizen and functions in the following capacities with respect to the above-mentioned entities:

Entity Name:	Capacity:
Galleon Management, L.P.	Managing Member of General Partner (Galleon Management, LLC)
Galleon Technology Offshore, Ltd	Director (Galleon Management, L.P. is the investment adviser)
Galleon International Management, LLC	Managing Member
Galleon Special Opportunities Management, LLC	Managing Member
Galleon Special Opportunities	Director (Galleon Special
Master Fund, SPC Ltd.-Galleon	Opportunities Management, LLC is
Crossover Segregated Portfolio	the investment adviser)
Company

The principal business address for each entity and person listed above and on Exhibit C hereto is 590 Madison Avenue, 34th Floor, New York, NY  10022. A joint filing agreement of the entities and person listed above is attached hereto as Exhibit B.

Certain additional information required by this Item 2 and in General Instruction C is set forth in Exhibit C, which is incorporated herein by reference.

During the last five years, none of the entities or persons listed above or on Exhibit C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as disclosed below, during the last five years, none of the entities or persons listed above and in Exhibit C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In May, 2005, Galleon Management, L.P. settled an SEC administrative proceeding for violations of Rule 105 of Regulation M. Rule 105 is a technical trading rule that prohibits, under certain circumstances, covering short sales that occurred within five days of pricing with stock purchased in follow-on equity offerings. The transactions in question were primarily in the Galleon Admiral’s Fund. Galleon has taken remedial action, including enhanced training of employees and implementation of strict Rule 105 policies and procedures. The firm also has designated an employee to monitor trading for compliance with Rule 105.

Item 3.                    Source and Amount of Funds or Other Consideration

The Funds (including Galleon Technology Offshore, Ltd. and Galleon Special Opportunities Master Funds, SPC Ltd. – Galleon Crossover Segregated Portfolio Company) expended an aggregate of approximately $64,710,458 in order to purchase the 5,273,876 shares of Common Stock held by them, Galleon Technology Offshore, Ltd. expended an aggregate of approximately $17,817,000 in order to purchase the 1,509,418 shares of Common Stock held by it and Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company expended an aggregated of approximately $22,164,528 to purchase the 1,806,400 shares of Common Stock held by it.  The Funds purchased the Common Stock with their own working capital, which may, at any time, include margin loans made by brokerage firms in the ordinary course of business.

The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with Bank of America, Lehman Brothers, Bear Stearns, Morgan Stanley, Deutche Bank, and UBS Securities (the “Prime Brokers”), which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                    Purpose of Transaction

The Reporting Persons acquired the Shares in the ordinary course of business for investment because they believe the Common Stock represents an attractive investment opportunity based on the Company’s assets and business prospects.

The Reporting Persons are engaged in the investment business and review their holdings on an ongoing basis.  As a result of such review, the Reporting Persons may make additional purchases of Common Stock or may sell Shares beneficially owned by them at any time.  In addition, and in furtherance of their ongoing review of their investment in the Common Stock, the Reporting Persons intend to seek to meet with members of the Issuer’s management to discuss the business, strategy, plans and prospects of the Issuer, but do not intend to seek or obtain material non-public information respecting the Issuer in any such discussions.  Depending on the outcome of any such discussions, during any such discussions, or at any other time, the Reporting Persons may present to the Issuer’s management plans or proposals that the Reporting Persons believe will enhance shareholder value.  Such plans or proposals might relate to the operations or strategy of the Issuer or may relate to strategic alternatives, including, but not limited to a sale of the Issuer, a strategic partnership of the Issuer with another person or entity, or a recapitalization of the Issuer.

Except as otherwise described herein, none of Galleon, Raj Rajaratnam, or the persons listed on Exhibit C have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their position and formulate or revise any such plans or proposals.

Item 5.                    Interest in Securities of the Issuer

(a)-(b) As of the date of this filing, Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC are the indirect beneficial owners of and aggregate of 5,273,876 Shares, which constitutes 22.35% ownership of the 23,593,840 shares of Common Stock (the “Reported Number”) reported by the Issuer as outstanding as of August 8, 2007. Galleon Management, L.P. indirectly beneficially owns 3,317,476 Shares (or 14.1% of the Common Stock), Galleon International Management, L.P. indirectly beneficially owns 150,000 Shares (or less than 1% of the Common Stock), and Galleon Special Opportunities Management, LLC indirectly beneficially owns 1,806,400 Shares (or 7.66% of the Common Stock). In addition, 45.5% of the Shares beneficially owned by Galleon Management, L.P. (or 6.40% of the Common Stock) are held directly by Galleon Technology Offshore, Ltd. and 100% of the Shares beneficially owned by Galleon Special Opportunities Management, LLC (or 7.66% of the Common Stock) are held directly by Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company. Each of Galleon Management, L.P., Galleon International Management, L.P., and Galleon Special Opportunities Management, LLC shares voting and dispositive power of the Shares beneficially owned by it with the Fund that directly holds such Shares and with Mr. Rajaratnam. By virtue of the capacities in which Mr. Rajaratnam functions as described in Item 2., above, he may be considered to indirectly beneficially own all Shares beneficially owned by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, Galleon Technology Offshore, Ltd., and the other Funds.

All percentages of the Common Stock outstanding reported in this Schedule 13D are based on the Reported Number.

(c)  Set forth in Exhibit A hereto are the transactions in the Shares during the past sixty days by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, and Galleon Technology Offshore, Ltd.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the entities and person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                           Material to be Filed as Exhibits

Exhibit A:	Trading information as required by Item 5(c)

Exhibit B:

Joint Filing Agreement, dated as of August 21, 2007, by and among Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, Galleon Technology Offshore, Ltd., and Mr.Raj Rajaratnam.

Exhibit C:	Additional information required by General Instruction C.

Exhibit D:	Power of Attorney, dated August 1, 2007

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	August 21, 2007	Galleon Management, L.P.

		By:	Raj Rajaratnam

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	August 21, 2007	Gallon International Management, LLC

		By:	Raj Rajaratnam

		Title:	Managing Member

Date:	August 21, 2007	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam

		Title:	Managing Member

Date:	August 21, 2007	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam

		Title:	Director

Date:	August 21, 2007	Galleon Special Opportunities Master Fund, SPC Ltd.– Galleon Crossover Segregated Portfolio Company

		By:	Raj Rajaratnam

		Title:	Director

Date:	August 21, 2007	Raj Rajaratnam

		By:	Raj Rajaratnam

		Title:	Self

EXHIBIT INDEX

A.	Trading Information as required by Item 5 (c)

B.	Joint Filing Agreement, dated as of August 21, 2007

C.	Additional Information Required by General Instruction C

D.	Power of Attorney, dated August 1, 2007